SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

               Under the Securities and Exchange Act of 1934



                            Gottschalks Inc.
                             (Name of Issuer)

                              Common Stock
                      (Title of Class of Securities)

                                383495109
                              (CUSIP Number)

                              Joseph W. Levy
                          7 Riverpark Place East
                         Fresno, California 90064
                              (209) 434-8000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            February 9, 1994
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following pages)

  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Joseph W. Levy

  2  Check the Appropriate Box if a Member of a Group*
                                                             (a) [ ]


                                                             (b) [x]


  3  SEC Use Only



  4  Source of Funds*

           PF

  5  Check Box if Disclosure of Legal Proceedings is Required    [ ]
     Pursuant to Items 2(d) or 2(e)


  6  Citizenship or Place of Organization

           United States

                       7  Sole Voting Power
   NUMBER OF SHARES            1,491,529

     BENEFICIALLY      8  Shared Voting Power
                              - 0 -
    OWNED BY EACH
                       9  Sole Dispositive Power
      REPORTING                1,491,529

       PERSON         10  Shared Dispositive Power
                               - 0 -

 11  Aggregate Amount Beneficially Owned by Each Reporting Person

              1,491,529  shares

 12  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*                                             [ ]


 13  Percent of Class Represented by Amount in Row (11)

              14.3%

 14  Type of Reporting Person*

                  IN

  1   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          Gerald H. Blum

  2  Check the Appropriate Box if a Member of a Group*
                                                             (a) [ ]


                                                             (b) [x]


  3  SEC Use Only



  4  Source of Funds*

           PF

  5  Check Box if Disclosure of Legal Proceedings is Required    [ ]
     Pursuant to Items 2(d) or 2(e)


  6  Citizenship or Place of Organization

           United States

                       7  Sole Voting Power
   NUMBER OF SHARES           1,803,952

     BENEFICIALLY      8  Shared Voting Power
                              - 0 -
    OWNED BY EACH
                       9  Sole Dispositive Power
      REPORTING               1,803,952

       PERSON         10  Shared Dispositive Power
                              - 0 -

 11  Aggregate Amount Beneficially Owned by Each Reporting Person

              1,803,952  shares

 12  Check Box if the Aggregate Amount in Row (11) Excludes      [ ]
     Certain Shares*


 13  Percent of Class Represented by Amount in Row (11)

               17.3%

 14  Type of Reporting Person*

                  IN

  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Sharon Levy

  2  Check the Appropriate Box if a Member of a Group*
                                                             (a) [ ]


                                                             (b) [x]


  3  SEC Use Only



  4  Source of Funds*

           PF

  5  Check Box if Disclosure of Legal Proceedings is Required    [ ]
     Pursuant to Items 2(d) or 2(e)


  6  Citizenship or Place of Organization

           United States

                       7  Sole Voting Power
   NUMBER OF SHARES           - 0 -

     BENEFICIALLY      8  Shared Voting Power
                              - 0 -
    OWNED BY EACH
                       9  Sole Dispositive Power
      REPORTING               - 0 -

       PERSON         10  Shared Dispositive Power
                              - 0 -

 11  Aggregate Amount Beneficially Owned by Each Reporting Person

             - 0 -

 12  Check Box if the Aggregate Amount in Row (11) Excludes      [ ]
     Certain Shares*


 13  Percent of Class Represented by Amount in Row (11)

               0%

 14  Type of Reporting Person*

                  IN

  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Karen L. Blum

  2  Check the Appropriate Box if a Member of a Group*
                                                             (a) [ ]


                                                             (b) [x]


  3  SEC Use Only



  4  Source of Funds*

           PF

  5  Check Box if Disclosure of Legal Proceedings is Required    [ ]
     Pursuant to Items 2(d) or 2(e)


  6  Citizenship or Place of Organization

           United States

                       7  Sole Voting Power
   NUMBER OF SHARES           10,200

     BENEFICIALLY      8  Shared Voting Power
                              - 0 -
    OWNED BY EACH
                       9  Sole Dispositive Power
      REPORTING               10,200

       PERSON         10  Shared Dispositive Power
                              - 0 -

 11  Aggregate Amount Beneficially Owned by Each Reporting Person

              10,200 shares

 12  Check Box if the Aggregate Amount in Row (11) Excludes      [ ]
     Certain Shares*


 13  Percent of Class Represented by Amount in Row (11)

              0.1%

 14  Type of Reporting Person*

                  IN

  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Bret W. Levy

  2  Check the Appropriate Box if a Member of a Group*
                                                             (a) [ ]


                                                             (b) [x]


  3  SEC Use Only



  4  Source of Funds*

           PF

  5  Check Box if Disclosure of Legal Proceedings is Required    [ ]
     Pursuant to Items 2(d) or 2(e)


  6  Citizenship or Place of Organization

           United States

                       7  Sole Voting Power
   NUMBER OF SHARES        310,100

     BENEFICIALLY      8  Shared Voting Power
                              - 0 -
    OWNED BY EACH
                       9  Sole Dispositive Power
      REPORTING             310,100

       PERSON         10  Shared Dispositive Power
                              - 0 -

 11  Aggregate Amount Beneficially Owned by Each Reporting Person

        310,100 shares

 12  Check Box if the Aggregate Amount in Row (11) Excludes      [ ]
     Certain Shares*


 13  Percent of Class Represented by Amount in Row (11)

        3.0%

 14  Type of Reporting Person*

                  IN

Item 1.       Security and Issuer
              The class of equity securities to which this statement relates is Common Stock, $.01 par value per share ("Common Stock"), of Gottschalks Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 7 Riverpark Place East, Fresno, California 93720.
Item 2.       Identity and Background
    (a)       This statement is filed by Joseph W. Levy, Gerald
              H. Blum, Sharon Levy, Karen L. Blum and Bret W. Levy (the "Reporting Persons").
    (b) The business address of each Reporting Person is 7 Riverpark Place East, Fresno, California 93720.
    (c) Mr. Levy is Chairman of the Board and Chief Executive Officer of the Company. Mr. Blum is Vice Chairman of the Board of the Company. Mrs. Levy is a director of the Company, and is also an elected member of the Board of Supervisors of Fresno County. Mrs. Blum is a director of the Company. Mr. Bret Levy is Vice President - Credit and Customer Services and a director of the Company. The Company operates department and specialty store located primarily in secondary cities in Central California. Its address is 7 Riverpark Place East, Fresno, California 93720.
    (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
    (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
    (f) All of the Reporting Persons are citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration The Reporting Persons are filing this statement because they have recently entered into a Voting Agreement with the Company, as described in Item 6 below. This statement is not being filed because of recent acquisitions of shares of Common Stock by the Reporting Persons. Messrs. Joseph Levy and Blum, the only Reporting Persons who are the beneficial owners of more than 5% of the outstanding shares of Common Stock, have previously filed statements on Schedule 13G and, except for small amounts of shares acquired pursuant to the Company's Stock Purchase Plan, have not acquired any shares of Common Stock since the date of the last amendment to that Schedule. All shares of Common Stock held by the Reporting Persons were acquired either by gift or bequest, or by purchases made with personal funds.
Item 4.       Purpose of Transaction
              The Reporting Persons are filing this statement because they have recently entered into a Voting Agreement with the Company, as described in Item 6 below. This statement is not being filed because of recent acquisitions of shares of Common Stock by the Reporting Persons.
    (a) The Reporting Persons may acquire or dispose of shares of Common Stock from time to time in the open market or in privately-negotiated transactions, or by gift or bequest.
              None of the Reporting Persons has any current plans or proposals which would relate to or result in:
    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;
    (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
    (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
    (e) Any material change in the present capitalization or dividend policy of the Company;
    (f) Any other material change in the Company's business or corporate structure;
    (g) Changes in the Company's Certificate of Incorporation or Bylaws, or other actions which may impede the acquisition of control of the Company by any person;
    (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
    (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
    (j) Any action similar to any of those enumerated above.
Item 5.       Interest in Securities of the Issuer
              (a) Mr. Joseph Levy is the beneficial owner of 1,491,529 shares of Common Stock, or 14.3% of the outstanding Common Stock, including 20,123 shares that he has the right to acquire through the exercise of stock options under the Company's 1986 Employee Incentive Stock Option Plan. This amount excludes shares owned by Mr. Levy's adult children, over which shares Mr. Levy disclaims beneficial ownership, and excludes 580,000 shares beneficially owned as a beneficiary of the trust established by the will of Gertrude H. Klein, over which Mr. Levy does not exercise voting or disposition power.
              Mr. Blum is the beneficial owner 1,803,952 shares of Common Stock, or 17.3% of the outstanding Common Stock, including 1,160,000 shares beneficially owned by Mr. Blum as trustee of the trust established by the will of Gertrude H. Klein, 20,123 shares which Mr. Blum has the right to acquire through the exercise of stock options under the Company's 1986 Employee Incentive Stock Option Plan, and 9,600 shares owned by the children of Mr. Blum or his wife for which Mr. Blum serves as custodian. This amount excludes other shares owned by Mr. Blum's adult children and wife over which shares Mr. Blum disclaims beneficial ownership.
              Mrs. Levy shares beneficial ownership of the shares of Common Stock held by her husband, Mr. Joseph Levy, as community property.
               Mrs. Blum is the beneficial owner of 10,200 shares of Common Stock. This amount excludes shares held by Mr. Blum as custodian for Mrs. Blum's minor son.
                Mr. Bret Levy is the beneficial owner of 310,100 shares of Common Stock, which excludes shares held by his spouse.
              As described in Item 6 below, the Reporting Persons have entered into a Voting Agreement with the Company. The Reporting Persons are the beneficial owners of an aggregate of 3,615,781 shares of Common Stock, or 34.5% of the outstanding Common Stock.
              (b) Subject to the terms of the Voting Agreement described in Item 6 below, Mr. Joseph Levy has sole voting and disposition power with respect to 1,491,529 shares of Common Stock, Mr. Blum has sole voting and disposition power with respect to 1,803,952 shares of Common Stock, Mrs. Levy has voting and disposition power over no shares of Common Stock, Mrs. Blum has sole voting and disposition power over 10,200 shares of Common Stock, and Mr. Bret Levy has sole voting and disposition power over 310,100 shares of Common Stock.
              (c) Mr. Joseph Levy disposed of 20,000 shares of Common Stock by gift in January of 1994. Mr. Bret Levy acquired 4,000 shares of Common Stock by gift in January of 1994.
              (d)  Not applicable.
              (e)  Not applicable.
Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.
              None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company other than as follows:
              Pursuant to a Voting Agreement with the Company dated as of February 9, 1994, the Reporting Persons have agreed, in the event of certain conditions set forth in the Agreement, to use reasonable best efforts to cause Messrs. Woodward, Ruiz and Gutmann (or any of them), three individuals who currently serve as independent directors of the Company, to be nominated to serve as directors of the Company at each meeting of the stockholders of the Company, and to vote any and all shares of the Company's Common Stock subject to their voting control with respect to the election of such independent directors, in the same proportions as the remaining shares cast at such meeting are voted with respect to such nominees.
Item 7.       Material to be Filed as Exhibits.
    1. Voting Agreement dated February 9, 1994 between Gottschalks Inc., Joseph W. Levy, Sharon Levy, Gerald H. Blum, Karen L. Blum and Bret W. Levy.

                            Signature

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:         February 22, 1994




    /s/ Joseph W. Levy
    Joseph W. Levy


    /s/ Gerald H. Blum
    Gerald H. Blum


    /s/ Sharon Levy
    Sharon Levy


    /s/ Karen H. Blum
    Karen H. Blum


    /s/ Bret W. Levy
    Bret W. Levy

                            EXHIBITS


     1.   Voting Agreement dated February 9, 1994 between Joseph
          W. Levy, Sharon Levy, Gerald H. Blum, Karen Blum and
          Bret W. Levy.